

Mail Stop 3233

August 30, 2017

<u>Via E-Mail</u>
Todd Molz
Oaktree Fund Advisors, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Real Estate Income Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 2, 2017**
> **CIK No. 0001713407**

Dear Mr. Molz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

3. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not

contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

6. We note that you intend to invest in commercial real estate assets and real estate-related investments, including private loans and traded real estate-related securities. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

7. We note your disclosure on your prospectus cover page that purchase orders received from your sponsor, its affiliates and your directors and officers will count towards meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

8. We note your assumption throughout your registration statement that Class T, Class D, and Class I shares will each comprise one fourth of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

9. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Registration Statement Cover Page

10. Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Questions and Answers about This Offering

What is the impact of being an "emerging growth company"?, page 11

11. We note that you are an emerging growth company and may take advantage of an extended transition period for complying with new or revised accounting standards. Please tell us and revise disclosures to clarify whether you intend to take advantage of such extended transition period or choose to opt out. If you elect to opt out, a statement that the election is irrevocable should accompany your expanded disclosures explaining your election. If you elect to take advantage of the extended transition period, risk factor and critical accounting policy disclosures should be expanded explaining your election and indicating that, as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Prospectus Summary, page 13

12. Please disclose the names of the persons that will make investment decisions on your behalf. Please see Item 3.B of Industry Guide 5.

Fees and Expenses

Upfront Selling Commissions and Dealer Manager Fees—The Dealer Manager, page 20

13. We were unable to replicate your calculations for the aggregate upfront selling commissions and dealer manager fees assuming you sell the minimum and maximum amount. Please confirm your calculations for the aggregate upfront selling commissions and dealer manager fees assuming you sell the minimum and maximum amount.

Stockholder Servicing Fees—The Dealer Manager, page 21

14. We note your disclosure in the section regarding the length of time over which the stockholder servicing fee will be paid. We also note your disclosure on page 217 that gross proceeds for purposes of such calculation includes the gross proceeds of any shares issued under your distribution reinvestment plan. Please revise your disclosure to describe your assumption of how many shares are sold under your dividend reinvestment plan or tell us why such disclosure is not necessary.

Management Fee, Administrative Fee, Performance Fee and Expense Reimbursements—The Adviser, page 25

15. We note your disclosure on page 25 which states that a hypothetical calculation of the performance fee can be found in the section entitled Compensation. We were unable to locate this hypothetical calculation. Given the complexity of the calculation, please consider including a hypothetical example in the prospectus.

16. We note your disclosure that the management fee, administrative fee and performance fee may be paid, at your Adviser's election, in cash or Class I shares, and that you may repurchase such Class I shares from the Adviser at a later date. Please disclose the price at which you will repurchase such shares.

Risk Factors

Risks Related to Conflicts of Interest, page 83

17. We note your disclosure regarding the risks associated with your management and administrative fees. Please revise your disclosure to identify any risks associated with your performance fee, including the risk that such fee may result in your Adviser recommending riskier investments.

Investment Objectives and Strategies, page 100

18. Please state your policy with respect to whether you will offer securities in exchange for property. If you do not propose to engage in such activity, please include a specific statement to that effect. Refer to Item 12(g) of Form S-11.

19. We note Table 1 on page 103. Please add a brief description of "NCREIF Property," "MSCI U.S. REIT (RMZ)" and the "DJCS Hedge Fund."

Management

Directors and Executive Officers, page 117

20. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion each member of your board should serve as a director in light your business and structure. Refer to Item 401(e) of Regulation S-K.

Compensation

Stockholder Servicing Fees—The Dealer Manager, page 131

21. We note you will pay certain selling commissions over time as stockholder servicing fees on your Class T, S, and D shares. Please tell us your intended accounting policy related

to these stockholder servicing fees. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6.

Conflicts of Interest, page 140

22. We note your disclosure on page 140 that Oaktree and its affiliates currently manage Other Oaktree Accounts that invest in, and in some cases, have priority ahead of you, with respect to, properties, securities or obligations eligible for purchase by you. Please consider expanding your disclosure to provide insight into the size of these competing funds and accounts. Please also expand your disclosure to provide a description of any priority rights that are in place with respect to such funds and accounts.

Allocations of Investment Opportunities, page 141

23. We note that you will allocate investment opportunities between you and other real estate income funds and accounts managed by Oaktree and its affiliates in a manner consistent with Oaktree's Value-Add Strategy Rotational Allocation Policy. Please add a brief description of this policy.

Net Asset Value Calculation and Valuation Guidelines, page 151

24. We note your disclosure on page 152 that the Adviser will receive appraisal reports from third-party appraisal firms, and based on these appraisals, the Adviser will render a final valuation in order for your third-party firm to calculate your NAV. Please clarify whether any future disclosure of NAV per share will be attributed to the third-party that calculates your NAV and whether such disclosure will be expertised. Please provide us a similar analysis for the independent valuation advisor.

Prior Performance, page 163

25. We note your disclosure on page 163 that the information presented in this section excludes separately managed accounts and co-investment accounts unless otherwise noted. Please provide us your analysis of how you determined that these accounts are not programs under Industry Guide 5.

Real Property Investments, page 163

26. Please revise to include the percentage of aggregate investments made by Oaktree Real Estate programs in real property (based on purchase prices) of new, used or construction properties, as applicable, or tell us why such disclosure is not necessary. Refer to Item 8.A.1 of Industry Guide 5.

Exhibit Index

27. Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

        Sincerely,

        /s/ Sonia Gupta Barros

        Sonia Gupta Barros
        Assistant Director
        Office of Real Estate and
        Commodities

cc: Andrew R. Keller, Esq. (Via E-Mail)
       Simpson Thacher & Bartlett LLP